Exhibit 21.1

Subsidiaries

1.	Infosmart Group Limited, a British Virgin Islands company (“Infosmart BVI”) - wholly owned subsidiary of the Company

2.	Portabello Global Limited, a British Virgin Island company - wholly owned subsidiary of Infosmart BVI

3.	Info Smart International Enterprises Limited, a Hong Kong company (“Info Smart International”) - wholly owned subsidiary of Infosmart BVI

4.	Infoscience Media Global Limited, a British Virgin Islands company - wholly owned subsidiary of Infosmart BVI

5.	Info Smart Technology Limited, a Hong Kong company (“Info Smart Technology) - wholly owned subsidiary of Infosmart BVI

6.	Infoscience Media Limited, a Hong Kong company (“Infoscience Media”) - wholly owned subsidiary of Info Smart Technology

7.	Infoscience Holdings Limited, a Hong Kong company - wholly owned subsidiary of Infoscience Media

8.	Discobra Industria E Comercio de Eletro Eletronica Ltda, a Brazilian company - 99.42% owned subsidiary of Infoscience Media